May 3, 2012

Via E-mail and Edgar Transmission

Mr. Justin Dobbie

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Red Bullet Racing Corporation

Amendment No. 5 to the Registration Statement on Form S-1

Filed April 20, 2012

File No. 333-178754

Macho Uno Racing Corporation

Amendment No. 5 to the Registration Statement on Form S-1

Filed April 23, 2012

File No. 333-178781

Ginger Punch Racing Corporation

Amendment No. 5 to the Registration Statement on Form S-1

Filed April 23, 2012

File No. 333-178782

Perfect Sting Racing Corporation

Amendment No. 5 to the Registration Statement on Form S-1

Filed April 23, 2012

File No. 333-178783

Awesome Again Racing Corporation

Amendment No. 5 to the Registration Statement on Form S-1

Filed April 23, 2012

File No. 333-178784

Ghostzapper Racing Corporation

Amendment No. 5 to the Registration Statement on Form S-1

Filed April 23, 2012

File No. 333-178785

akerman.com

BOCA RATON   DALLAS   DENVER   FORT  LAUDERDALE   JACKSONVILLE   LAS VEGAS   LOS ANGELES   MADISON   MIAMI   NAPLES   NEW YORK ORLANDO   PALM BEACH   SALT LAKE CITY   TALLAHASSEE   TAMPA   TYSONS CORNER   WASHINGTON, D.C.   WEST PALM BEACH

May 3, 2012

Dear Messrs. Dobbie and McWilliams:

On behalf of Red Bullet Racing Corporation (the “Company”), Macho Uno Racing Corporation, Ginger Punch Racing Corporation, Perfect Sting Racing Corporation, Awesome Again Racing Corporation and Ghostzapper Racing Corporation (collectively, including Red Bullet Racing Corporation, the “Racing Companies”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 2, 2012 relating to the Amendment No. 5 (“Amendment No. 5”) to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Commission on April 20, 2012 and the corresponding amendments filed with the Commission on April 23, 2012 to the registration statements on Form S-1 filed by the other Racing Companies. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described herein are based upon information provided to us by the Racing Companies.

We are filing simultaneously herewith Amendment No. 6 (“Amendment No. 6”) to the registration statement filed by the Company and will file as soon as practicable thereafter corresponding amendments (collectively, together with Amendment No. 6, the “Amendments”) to the registration statements filed by the other Racing Companies (collectively, together with the Registration Statement, the “Company Registration Statements”). For ease of your reference, Amendment No. 6 has been marked to show changes made to Amendment No. 5.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Company Registration Statements. Page references in this response letter refer to pages of Amendment No. 6.

We appreciate the time and effort that the Staff has dedicated to reviewing the Registration Statements.

Red Bullet Racing Corporation

General

1.	Staff Comment: We note concurrent registration statements filed February 14, 2012 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

Response: Each additional Amendment to be filed by the other Racing Companies incorporates revisions corresponding to the revisions reflected in Amendment No. 6 to the extent applicable.

May 3, 2012

2.	Staff Comment: Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: The Company has revised the disclosure on page 5 of Amendment No. 6 in response to the Staff’s comment.

Government Regulation, page 64

3.	Staff Comment: We note your response to prior comment 9. To the extent you are unable to obtain regulatory relief from the New York State Racing and Wagering Board and the Ontario Racing Commission, please disclose, if true, that you will not race your horses in these jurisdictions. Otherwise, please include disclosure that clearly explains the limits on secondary trading that will result from a decision to race your horses absent this regulatory relief.

Response: The Company has revised the disclosure on pages 9, 10, 13, 14, 29, 66 and 67 of Amendment No. 6 in response to the Staff’s comment.

May 3, 2012

Guarantee of Potential Debit Card Liabilities, page 75

4.	Staff Comment: We note your response to prior comment 10. If there is a possibility that the guarantee may not be executed, please revise to disclose this here, in the risk factor on page 34, and in the Summary of the Offering section. Also, please reconcile your disclosure here with the last sentence of the risk factor on page 34, which appears to suggest that you would not delay or rescind closing even if debit card transactions were challenged and not guaranteed.

Response: There guaranty has been fully negotiated and will be executed prior to effectiveness of the registration statements. The Company has revised the disclosure on page 34 of Amendment No. 5 in response to the Staff’s comment.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Sincerely,

AKERMAN SENTERFITT LLP

By: /s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt